FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2006

Commission File Number	000-30224

CRYPTOLOGIC INC.

55 St. Clair Avenue West, 3rd Floor
Toronto, Ontario, Canada
M4V 2Y7

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....☐..... Form 40-F...☒...

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date October 16, 2006	CRYPTOLOGIC INC. Lewis N. Rose President and Chief Executive Officer

2

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY; NASDAQ: CRYP; LSE: CRP

CryptoLogic marries poker and blackjack — for a unique gaming experience

Hold’Em BlackjackTM combines simplicity of blackjack, intensity of poker

— available only from CryptoLogic

October 16, 2006 (Toronto, ON) — CryptoLogic Inc., a leading software developer to the global Internet gaming industry, today unveiled Hold’Em Blackjack, a brand new game that combines the simplicity of blackjack with the intensity of poker.

Hold’Em Blackjack was created exclusively for licensees of WagerLogic Limited, CryptoLogic’s licensing subsidiary, by Andy Goetsch, CryptoLogic’s VP of Poker Software Development and a world-class poker player in his own right. Goetsch and his team have breathed new life into the traditional game of 21 by giving players the betting and bluffing excitement of Texas Hold’Em Poker along with the straightforward play of casino blackjack.

“Hold’Em Blackjack is just the latest example of CryptoLogic’s unique brand of innovation and intelligence, which consistently wins the heart of the online player,” said Lewis Rose, CryptoLogic’s President and CEO. “For CryptoLogic, it’s a simple yet exciting concept — powerfully executed. For players, it’s a whole new entertainment experience. And for the world’s blue-chip gaming brands, Hold’Em Blackjack is another way to keep players coming back for more.”

Unlike traditional blackjack, Hold’Em Blackjack’s “player vs. player” format means the prize pot is determined by player bets, which ensures that a player wins every hand. The game consists of three rounds of betting, bluffing and skill. With Hold’Em Blackjack, the best hand is not always the winning hand.

“Hold’em Blackjack pits players against each other, rather than the House, taking blackjack to a whole new level,” said Andy Goetsch, VP, Poker Software Development for CryptoLogic. “Because blackjack is a familiar game to play, the learning curve for Hold’em Blackjack is very fast. After just a couple of hands almost anyone can be an expert.”

Offered exclusively through WagerLogic, Hold’Em Blackjack was recently launched at williamhillpoker.com, interpoker.com, sunpoker.com, pokerplex.com, ukbettingpoker.co.uk, littlewoodspoker.com, and classicpoker.com. CryptoLogic’s latest innovation is already creating buzz throughout the international e-gaming community.

“The initial response has been tremendous,” noted AJ Slivinski, WagerLogic’s Managing Director. “Based on the feedback we’ve received, Hold’Em Blackjack is already becoming a player favourite.”

Hold’Em Blackjack online satellite tournaments provide players with the opportunity to compete for US$6,100 prize packages, each including a seat in the exclusive 200-player live event at the 2006 Caribbean Poker Classic (CPC) in St. Kitts between November 24 and December 3. WagerLogic’s licensees have added US$50,000 to the prize pool, creating a total prize package of a quarter-million dollars for the CPC’s Hold’Em Blackjack tournament.

TEL (416) 545-1455   FAX (416) 545-1454

55 ST. CLAIR AVENUE WEST, 3RD FLOOR, TORONTO, CANADA M4V 2Y7

CryptoLogic-developed software powers one of the top five revenue-generating poker sites on the Internet, shared by some of the world’s top Internet gaming brands, including a soon-to-be launched Playboy site. For more information on Hold’Em Blackjack, including a tutorial, strategy tips and high resolution images, visit www.holdemblackjack.com.

About CryptoLogic( (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Inc. is a world-leading, blue-chip public developer and supplier of Internet gaming software. CryptoLogic’s leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of the company’s gaming software and services to a blue-chip customer base around the world. For information on WagerLogic(, visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (symbol: CRY), on the NASDAQ Global Select Market (symbol: CRYP), and on the Main Market of the London Stock Exchange (symbol: CRP).

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For more information, please contact:

CryptoLogic, (416) 545-1455	Argyle Rowland Communications, (416) 968-7311 (North American media)
Rick Wadsworth, Director of Communications	Karen Passmore, ext. 228/ kpassmore@argylerowland.com
Dan Tisch, ext. 223/dtisch@argylerowland.com

Corfin Communications (UK media only)
Ben Hunt, +44 207 929 8985
Neil Thapar, +44 207 929 8999
Harry Chathli, +44 207 979 8980

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.